

September 28, 2021

Jeff Worth
Vice President and General Counsel
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020

      Re: GLOBALFOUNDRIES Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-1
           Filed September 13, 2021
           CIK No. 0001709048

Dear Mr. Worth:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 filed September 13, 2021

Strategic Repositioning
Resized and Refocused Cost Structure, page 64

1. Please revise your discussion of the non-IFRS financial measure Adjusted gross margin to discuss the most directly comparable IFRS measure (i.e., gross margin) with equal or greater prominence to avoid placing undue prominence on non-IFRS financial measures. Refer to Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Additionally identify this measure, as well as Adjusted gross profit, in your preceding reconciliations of non-IFRS financial measures, reconciling the measures to the most directly comparable IFRS measure.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 68

2.   In light of the significant period to period fluctuations in your results of operations, please discuss and quantify material underlying reasons for the change. With respect to Net revenues, please avoid using terms such as "primarily," and quantify changes attributed to more than one factor. For example, specifically address the underlying drivers associated with the increase in ASPs and product mix.   Regarding Cost of revenues, expand your disclosure of material changes that may offset each other, given that although you quantify the change for the interim six months ended June 30, 2021 compared to the prior interim period, the impact of the increase in wafer fabrication shipments to the overall mix is unclear. Further, expand your disclosure to address the factors causing you to extend the useful lives of your manufacturing equipment given the significant impact such change had on your current period interim results. Refer to Item 303 of Regulation S-K, as well as SEC Interpretive Release Nos. 33-8350 and 33-6835.

Consolidated Statements of Financial Position, page F-7

3.   We note your response to prior comment 10 regarding the classification of the Loan from shareholder within equity at December 31, 2020 and 2019. Please respond to the following:
   •   Please tell us the business purpose for structuring each of the 5 tranches of the Loan from shareholder as a loan versus a capital contribution.
   •   Tell us the factors driving the significant number (three) and dollar amount ($568 million) of loan repayments during 2021, with such amounts exceeding repayments made during 2020 and 2019.
   •   IAS 32.18 requires the substance of the financial instruments, rather than its legal form to govern classification in the entity's statement of financial position. Please tell us how you considered the loan repayment history, including increasing level of repayments, during the last three years in evaluating the substance of the loan from shareholder. As part of your response, please discuss the decision making process you went through in deciding to repay amounts owed on the loan during the last three years.
   •   In evaluating the substance of the financial instrument, tell us how you considered the fact that the loan was made from your sole shareholder, which controls management, and thus the decision making of the company. For example, tell us how you evaluated whether the shareholder was acting in the capacity as a shareholder or lender.
   •   Your disclosure indicates that you anticipate the shareholder will convert the loans provided under the loan facilities to additional paid-in capital immediately prior to the consummation of the offering. Tell us the status of these discussions, and whether additional repayments are expected prior to this occurring.

     You may contact Effie Simpson at (202) 551-3346 or Mark Rakip at (202) 551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing